

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 5, 2006

Joshua A. Sherbin, Esq.
General Counsel
TriMas Corporation
39400 Woodward Avenue, Suite 130
Bloomfield Hills, MI 48304

> **Re:** **TriMas Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 19, 2006**
> **File No. 333-136263**

Dear Mr. Sherbin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 2 in our letter dated August 30, 2006. Please confirm your understanding that you will file a market making prospectus if Credit Suisse is an affiliate of the company and plans to make a market in your securities.

2. We note your response to comment 3 in our letter dated August 30, 2006. The material contract exhibits you have filed with Amendment No. 1 are not the executed versions. Please file the executed versions of all exhibits.

Prospectus Summary, page 1

Our Company, page 1

3. We reissue comment 9 in our letter dated August 30, 2006. Currently you highlight positive information in the summary. For example, you disclose net sales of $1,000.8 million for the year ended December 31, 2005, but do not disclose your net loss of ($45.9) million for the same period. As another example, you do not quantify your substantial debt. Revise your summary to present a balanced view of your company. In addition, please remove the section "Our Strengths" or also describe your weaknesses. If you want to highlight "Your Strategy," please do so in a short bullet-point list and balance by briefly discussing the risks of implementing your strategy. Finally, the risks you mention are boilerplate and do not adequately balance your marketing language.

4. We note your response to comment 10 in our letter dated August 30, 2006. You state on page ii that "In general, when we say we are a "leader" or a "leading" manufacturer or make similar statements about ourselves, we are expressing our belief that we formulated principally from our estimates . . . ."   Wherever you make such a statement in the prospectus, revise the language to make clear that this is your belief.

Company Background and Our Controlling Shareholder, page 4

5. We note your response to comment 11 in our letter dated August 30, 2006. Please disclose that Metaldyne was acquired by an investor group led by Heartland Industrial Partners, L.P. and Credit Suisse. In addition, your disclosure throughout the prospectus relating to the shareholders and other arrangements among Heartland, Metaldyne and Masco is difficult to understand. As previously requested, please provide the background relationships among these companies and TriMas so that investors understand the recent history and control of the company. Consider also using a chart in your revised document.

6. Please disclose the timing for Metaldyne's merger and identify any 5% or greater shareholders of TriMas, other than Heartland, as a result of the Metaldyne merger.

Risk Factors, page 11

We may incur material losses and costs as a result of product liability . . . , page 14

7. We reissue comment 17 in our letter dated August 30, 2006. You state that you may incur material losses as a result of the asbestos lawsuits; however, you provide no indication of the magnitude of such claims. Quantify the damages sought in the asbestos liability complaints that do provide such specific information in order to disclose the magnitude of these claims. Please also

provide this information in the Business section under Legal Proceedings. Disclose how many claimants do not assert any specific amount of damages and disclose the range of damages asserted by all other claimants. For example, "X claims assert damages of $; X claims assert between $ and $ in compensatory and between $ and $ in punitive damages; X claims seek compensatory damages of less than $," etc.

As of June 30, 2006, our system of internal controls was not effective. . . , page 20

8. Please clarify the status of the material weakness and its components disclosed here. Please also more fully describe your remediation process. Please disclose whether or not the company has remediated the material weakness. If the material weakness has not been remediated, please disclose more fully when and how the company expects to do so. Please explain in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct the material weakness you identified.

Use of Proceeds, page 23

9. We have reviewed your response to comment 21 in our letter dated August 30, 2006. Please revise your filing to include pro forma financial statements giving effect to the repayment of debt and buyout of operating leases. We understand that you may need to add additional numerical data or revise your disclosure once the price range has been determined for the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Key Indicators of Performance, page 32

10. We have reviewed your response to comment 25 in our letter dated August 30, 2006. You indicate that because the restricted stock award holder had the option of electing cash or Metaldyne shares, the restricted stock awards were not required to be settled in cash. However, Item 10(e) of Regulation S-K prohibits "excluding charges or liabilities that required, or will require, cash settlement, *or would have required cash settlement absent an ability to settle in another manner*, from non-GAAP liquidity measures, other than the measures earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA)." Please tell us how your presentation of Adjusted EBITDA as a liquidity measure is consistent with Item 10(e) of Regulation S-K and Question 10 in our June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures or revise accordingly.

Segment Information and Supplemental Analysis, page 35

11. We have reviewed your response to comment 30 in our letter dated August 30, 2006. It appears that a discussion of Adjusted EBITDA for the periods presented would be helpful in understanding your segment results, particularly where trends indicated by Adjusted EBITDA differ from those indicated by operating profit. For example, operating profit for Packaging Systems increased over the prior year for each year presented, while Adjusted EBITDA decreased on the prior year for each period presented. In 2004, operating profit for Industrial Specialties increased 258% over the prior year, while Adjusted EBITDA increased only 14% over the same period. Please also discuss and quantify the components of Corporate Expenses and Management Fees line item from your presentation of Adjusted EBITDA, which differs in amount from the Corporate Expenses and Management Fees line item that is discussed on pages 43, 47 and 54. We also note that although your current discussion quantifies the impact of items affecting the change between periods, you do not quantify the components of Corporate Expenses and Management Fees.

Management, page 83

12. We note your response to comment 38 in our letter dated August 30, 2006. Please disclose Mr. Valenti's discontinued affiliations with both Heartland and Metaldyne. Alternatively, please tell us why you believe this information would not be material.

Legal Proceedings, page 85

13. We have reviewed your response to comment 37 in our letter dated August 30, 2006. Please note that the sole purpose of the disclosures required by SAB Topic 5:Y is not to provide readers the specific ability to extrapolate future costs based upon disaggregated information. The disclosures required by the SAB are intended to allow a reader, with appropriate narrative explanation through the eyes of management, to understand the scope of anticipated and <u>historical</u> costs. The SAB states that disclosures should be <u>sufficiently specific</u> to enable a reader to understand that scope. You should also disclose the cost of administering and litigating claims.

14. Please separately disclose the number of claims settled, dismissed and otherwise resolved.

Financial Statements

Note 7 – Goodwill and Other Intangible Assets, page F-17

15. We have reviewed your responses to comments 47 and 49 in our letter dated August 30, 2006. We understand that when you lose a significant customer, the unamortized portion of the related intangible asset is written-off. This indicates a mismatching of the expense with the period benefited by the customer relationship. Accordingly, it appears that an accelerated method of amortization would result in the most appropriate allocation of the intangibles cost to the periods benefited. Further, it remains unclear whether you compare actual attrition rates with estimated rates for customer groups within your distribution network as part of your obligation to evaluate the remaining useful life of the intangible asset in each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. Please refer to paragraph 14 of SFAS 142.

16. We have reviewed your responses to comments 48 and 49 in our letter dated August 30, 2006. It appears that very few, if any, of the underlying customer relationships have been in existence for 40 years. Please tell us whether there are any significant economic disincentives that prevent your customers from using other suppliers. For each customer relationship intangible, please provide us with detailed information regarding the actual customer attrition during the period since the intangible was first recognized. For each significant customer, please also identify the remaining length of contractual supply obligations, if any.

Note 18 – Stock Options and Awards, page F-33

17. We have reviewed your response to comment 51 in our letter dated August 30, 2006. Please tell us the names of the eleven companies used in your peer group analysis.

Note 19 – Segment Information, page F-34

18. We have reviewed your responses to comments 52 and 54 in our letter dated August 30, 2006. Please reconcile operating net assets to total consolidated assets per your balance sheet. Please refer to paragraph 32(c) of SFAS 131.

Item 15 – Recent Sales of Unregistered Securities, page II-2

19. We have reviewed your response to comment 56 in our letter dated August 30, 2006. Please disclose the fair values at issuance of grants of options during the past three years.

As appropriate, please amend your registration statement in response to these comments. *You may wish to provide us with marked copies of the amendment to expedite our review.* Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Watkinson at (202) 551-3741 or in his absence, Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Lesli Sheppard at (202) 551-3708 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Jonathan A. Schaffzin, Esq.
        Cahill Gordon & Reindel LLP
        80 Pine Street
        New York, NY 10005